23000669

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MAR 09 2023

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-47352

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: EBH Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6525 E. 82nd St. Suite 209
(No. and Street)

Indianapolis	Indiana	46250
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stanley Whittlesey	317 594-0023	stanwhit@msn.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

RMS

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public

OATH OR AFFIRMATION

I, Stanley Whittlesey, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of EBH Securities, INC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DARRELL J. DOLAN
Notary Public, State of Indiana
Marion County
My Commission Expires
August 19, 2027

Signature:

Title: President

Notary Public Darrell J. Dolan

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EBH Securities, Inc.

Report on Audit of Financial Statements

December 31, 2022

THOMAS FAUST, CPA
Certified Public Accountant

EBH SECURITIES, INC.

TABLE OF CONTENTS

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
EBH Securities, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of EBH Securities, Inc., as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of EBH Securities, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of EBH Securities, Inc.'s management. My responsibility is to express an opinion on EBH Securities, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to EBH Securities, Inc., in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of EBH Securities, Inc.'s financial statements. The supplemental information is the responsibility of EBH Securities, Inc.'s management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 24, 2023

EBH SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2022

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	8,629
Accounts receivable		39,655
TOTAL CURRENT ASSETS		48,284
OTHER ASSETS		
Right of use asset		13,613
TOTAL ASSETS		61,897
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Commissions payable		31,707
Income taxes payable		2,138
TOTAL CURRENT LIABILITIES		33,845
OTHER LIABILITIES		
Lease obligation liability		13,613
TOTAL LIABILITIES		47,458
STOCKHOLDER'S EQUITY		
Common Stock (no par value, 1,000 shares authorized 500 share issued and outstanding)		7,849
Additional Paid in Capital		17,572
Retained Earnings		(10,982)
TOTAL STOCKHOLDER'S EQUITY		14,439
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	61,897

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

REVENUE		
Mutual fund commissions and 12b-1 fees	$	92,318
Other Income		1,576
TOTAL REVENUE		93,894
EXPENSES		
Compensation and benefits		53,605
Occupancy		8,989
Other operating expenses		22,672
TOTAL EXPENSES		85,266
Net Income before income tax provision		8,628
Income tax provision		2,745
NET INCOME	$	5,883

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

Stockholder's Equity - Beginning Balance	$	8,556
Net income		5,883
Plus Stockholder Contributions		-
Less Stockholder Distributions		-
Stockholder's Equity - Ending Balance	$	14,439

The accompanying notes are an integral part of the financial statements.

EBH SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	5,883
(Increase) decrease in operating assets:		
Accounts receivable		(34,688)
Increase (decrease) in operating liabilities:		
Commission payable		27,644
Income tax payable		693
Net Cash Provided by (Used in) Operating Activities		(468)
Net increase (decrease) in cash		(468)
Cash and cash equivalents - beginning of year		9,097
Cash and cash equivalents - end of year	$	8,629
SUPPLEMENTAL CASH FLOWS DISCLOSURES		
Cash paid during the year for:		
Income Taxes	$	575
Interest	$	-

The accompanying notes are an integral part of the financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—EBH Securities, Inc., is a limited-purpose, registered broker dealer under the examining authority of the Financial Industry Regulatory Authority (FINRA). As a securities broker dealer, the Firm is engaged as a wholesaler of variable life insurance products, annuities and mutual funds. The Firm earns revenue from commission fees on transactions in these products. The Firm maintains no physical securities, client cash or margin accounts.

b. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2022.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Basis of Presentation and Method of Accounting—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP') and presented on the accrual basis method of accounting.

g. Leases—The Firm adopted FASB ASC 842, "Leases", effective January 1, 2019. The Firm is a lessee in one operating lease for office space. The Firm recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Firm uses its incremental borrowing rate.

h. Revenue Recognition—The Firm recognized and records commissions and other income on a trade-date basis. Revenue consists of commissions and 12b-1 fees on mutual funds and annuities.

In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

- Identify the contract with the customer.
- Identify the performance obligation.
- Determine the transaction price.
- Allocate the transaction price to the performance obligation.
- Recognize the revenue when the performance obligation is met.

NOTE 2: STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2022, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been prepared.

NOTE 3: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 4: LEASE EXPENSE AND FUTURE OBLIGATIONS

The Firm leases the office in which it operates and recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Firm recognizes a lease liability and a right of use asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. During the year ended December 31, 2022, the Firm had rent expense of $7,651, which consisted of operating lease costs. Lease cost for these lease payments is recognized on a straight-line basis over the lease term. The current lease is a two-year lease.

The future payments due under this operating lease as of December 31, 2022:

2023	$	6,111
2024		8,148
		14,259
Less effects of discounting		(646)
Lease liability recorded	$	13,613

NOTE 5: TRANSACTIONS WITH AFFILIATED ENTITIES

The Firm shares office space and other expenses with two affiliated entities under an expense-sharing agreement. The Firm's portion of these shared expenses for the year was $1,862.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2022, the Firm's net capital was $14,439 which was $9,439 in excess its minimum net capital requirement of $5,000. The Firm also had Net Capital in excess of the greater of 10% of aggregate indebtedness ($3,385) or 120% of the minimum net capital requirement ($6,000) of $8,439 as of December 31, 2022.

NOTE 7: COMMITMENTS AND CONTINGENCIES

Management has evaluated possible commitments and contingencies at December 31, 2022. They concluded that there were no commitment or contingencies that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

NOTE 8: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

EBH SECURITIES, INC.

SCHEDULE I: COMPUTATION OF NET CAPITAL REQUIREMENTS UNDER SEC RULE 15c3-1

AS OF DECEMBER 31, 2022

SCHEDULE I: COMPUTATION OF NET CAPITAL UNER RULE 15c3-1

Total ownership equity from Statement of Financial Condition	$	14,439
less nonallowable assets from Statement of Financial Condition		
Total ownership equity qualified for Net Capital		14,439
Haircuts on securities		-
Net Capital	$	14,439
Aggregate indebtedness	$	33,845
Net Capital required based on aggregate indebtedness (6-2/3%)		2,257
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000
Excess net capital		9,439
COMPUTATION OF AGGREGATE INDEBTEDNESS		
(a) - 10% of total aggregate indebtedness	$	3,385
(b) - 120% of minimum net capital requirements		6,000
Net Capital less the greater of (a) or (b)	$	8,439
Percentage of Aggregate Indebtedness to Net Capital		234.40%

FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2022, there were no material differences between net capital above, and net capital reported on Part IIA of the Firm's most recently filed FOCUS report.

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholder
EBH Securities, Inc.

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) EBH Securities, Inc., identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1), and (2) EBH Securities, Inc. stated that EBH Securities, Inc. has met this exemption provision throughout the year ended December 31, 2022 without exception. EBH Securities, Inc.'s management is responsible for compliance with the exception provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 24, 2023

EBH SECURITIES, INC.
6525 E 82ND STREET – SUITE 209
INDIANAPOLIS, IN 46250

EXEMPTION STATEMENT REGARDING RULE 15c3-3

EBH Securities, Inc. (CRD# 36592, SEC# 8-47352) is a $5,000 minimum net capital non-carry, non-clearing broker/dealer and is exempt from reserve requirement, with exemptions, according to Rule 15c3-3 (k) (1) "Limited business (mutual funds and/or variable annuities only)".

EBH Securities, Inc., has met this exemption provision throughout the year ended December 31, 2021 without exception.

Sincerely,

EBH Securities, Inc. Stan
Whittlesey, President
February 21, 2023

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, Indiana 47909
765-237-9185 thomasfaustcpa2@gmail.com

Board of Directors
EBH Securities, Inc.

In connection with my audit of the financial statements and supplemental information of EBH Securities, Inc., (the "Firm") for the year ended December 31, 2022. I will issue my report thereon dated February 24, 2023. Professional standards require that I provide you with the following information related to my audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of engagement letter, I will advise management about the appropriateness of accounting policies and their application. The Firm's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted, and the application of existing accounting policies was not changed the year ended December 31, 2022. I noted no transactions entered into by the Firm during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Firm's financial condition and results, and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Firm during the year ended December 31, 2022, in its financial statements are described in Note 1 to the financial statements and relate to the policies the Firm uses to account for accounting policies and procedures.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Firm's critical accounting estimate(s) are described in the notes to the financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Firm or that otherwise appear to be unusual due to their timing, size or nature. I noted no significant unusual transactions during my audit.

Related-Party Relationships and Transactions

As part of my audit, I evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. I noted no related parties or related-party relationships or transactions that were previously undisclosed to me; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Firm's Financial Reporting
Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. My responsibility under professional standards is to evaluate the qualitative aspects of the Firm's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of my evaluation and my conclusions to you. I have determined that the Firm has established and maintains proper policies and procedures to produce quality financial reports and financial reporting.

Uncorrected and Corrected Misstatements
Professional standards require me to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. I found none during my audit procedures. If I did identify such misstatements, I would have presented a schedule that summarizes the uncorrected misstatements to management and any corrected misstatements, other than those that would be clearly trivial, that, in my judgment, may not have been detected except through my auditing procedures. In my judgment, I identified no misstatements that should have been corrected, either individually or in the aggregate, that would indicate matters that could have a significant effect on the Firm's financial reporting process.

Auditor's Report
In connection with the audit of the financial statements, I have provided you a draft of my auditor's report.

Exceptions to Exemption Provisions
In connection with my review of the Firm's Exemption Report, I did not identify any exceptions to the exemption provisions that would cause the Firm's assertions not to be fairly stated, in all material respects.

Disagreements with Management
For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to my satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. I am pleased to report that no disagreements with management arose during the course of my audit.

Difficulties Encountered in Performing the Audit
I encountered no significant difficulties in dealing with management in performing and completing my audit.

Supplemental Information
Based on the regulatory requirements of SEC Rule 17a-5, the Firm presents in the audit report various supplemental information, that accompanies the financial statements. I subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on my audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of the Firm and is not intended to be, and should not be, used by anyone other than these specified parties.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 24, 2023

EBH Securities, Inc. AJEs December 31, 2022			Prepared	TEF	2/27/2023
		Dr	Cr		
			beginning net income		6,578.32
#1					
8010.00	Retained Earnings	1,441.51			
9000.00	Ask My Accountant		1,441.51		1,441.51
	To adjust Retained Earnings to PY ending balance				
#2					
3010	Common Stock	1.30			
7000	Other Income		1.30		1.30
	To adjust for interest recorded to equity				
#3					
8030.10	Taxes	2,138.00			(2,138.00)
	Income Taxes Payable		2,138.00		
	To accrue income taxes payable				
			endng net income		5,883.13